Exhibit 99.2

CONTACT: Kenneth G. Howling
Senior Vice-President, Finance and Corporate Affairs
(905) 286-3000

For Immediate Release

BIOVAIL UPDATES 2006 GUIDANCE

TORONTO, Canada, November 9, 2006 – Biovail Corporation (NYSE, TSX: BVF) today announced updated financial guidance for 2006. This news release contains forward-looking statements that are based on the Company’s current views; however, actual results may differ materially from those expressed in such forward-looking statements. For more information, see the note on forward-looking information below.

As a result of stronger than anticipated third-quarter results, Biovail is increasing its 2006 diluted EPS guidance, excluding specific items, to a range of $2.50 to $2.60, from a prior range of $2.30 to $2.40. In addition, Biovail is increasing its 2006 cash flow from operations guidance, excluding specific items, to a range of $460 million to $480 million, from a prior range of $400 million to $460 million.

Biovail’s 2006 financial guidance assumes that a generic formulation of Wellbutrin XL® will not be launched in 2006. In addition, as before, Biovail’s financial guidance does not include the impact of new generic competition for any of the Company’s key products; any business development activities; any new supply-and-distribution agreements or acquisitions; restructuring or other specific charges, which include, among other things, those specific items described in the Company’s third-quarter 2006 financial results news release, issued today.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian provincial securities legislation (collectively “forward-looking statements”).  These forward-looking statements relate to the Company’s guidance for 2006 in respect of its EPS and cash flows from operations.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and the Company’s earnings news release dated November 9, 2006, and also include, among other things: a decrease in the sales of Wellbutrin XL®, the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing.  Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, and the Company’s earnings news release dated November 9, 2006, as well as under the heading "Risk Factors" contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3100 or send inquiries to ir@biovail.com.

Source: Biovail Corporation